SEYMOUR PIERCE

The Board of Directors
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
United States of America

14 September 2012

Dear Sirs,

Publication of the letter concerning proposals to the Option Holders of Titan Europe plc

We refer to the letter concerning proposals to the Option Holders of Titan Europe plc to be dated on or about 14 September 2012 ("the Option Letter") and to the reference in the Option Letter to Seymour Pierce Limited.

We hereby consent to the issue of the Option Letter, with the inclusion therein of our name in the form and context in which it is included.

Yours sincerely,

Mark Percy
Managing Director
for and on behalf
of Seymour Pierce Limited